UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provision of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: BetaClone ETF Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

915 Creed Road

Oakland, CA 94610

Telephone Number (including area code):

(510) 414-5153

Name and address of agent for service of process:

Heather C. Harker

Secretary

BetaClone Advisers LLC

1500 West Avenue

Richmond, VA 23220

With copies of Notices and Communications to:

W. Thomas Conner

Reed Smith LLP

1301 K Street

Washington, DC 20005

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES [X]                                                              NO [    ]

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Oakland and State of California on this 29th day of June, 2015.

BetaClone ETF Trust (REGISTRANT)

By:	/s/ John T. Hyland
John T. Hyland Trustee and Principal Executive Officer

Attest:	/s/ Howard Mah
Howard Mah

Chief Financial Officer (Principal Accounting Officer)